Exhibit 99.4

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 25 November 2002 that on that date the Trustees of The Cable and Wireless Employee Share Ownership Trust (“the Trust”) received 5,002 Ordinary Shares at a price of £1.8225 per share, following the cancellation of an award to a beneficiary.

Following the above transaction, 54,906,045 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Read, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.